Exhibit 21.1

SUBSIDIARIES

MTRLC LLC, a wholly owned subsidiary of Minim, Inc., is a limited liability company organized in Delaware that focuses on the sale of our Motorola brand products.

MME Sub 1 LLC, a wholly owned subsidiary of Minim, Inc., is a limited liability company organized in Florida that was incorporated in March 2024 for the purpose of the Merger Agreement with e2Companies LLC.

Cadence Connectivity, Inc. (formerly known as Zoom Connectivity, Inc.), a wholly owned subsidiary of Minim, Inc., is a corporation organized in Delaware that designs, develops, sells and supports an IoT security platform that enables and secures a better-connected home.

Minim Asia Private Limited, a wholly owned subsidiary of Minim, Inc., is a private company organized in Mumbai, India that sells and support of our Motorola brand products in India.